

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Ewen Stevenson
Group Chief Financial Officer
HSBC Holdings plc
8 Canada Square
London E14 5HQ, United Kingdom

> **Re: HSBC Holdings plc**
> **Registration Statement on Form F-4**
> **Filed August 2, 2022**
> **File No. 333-266456**

Dear Mr. Stevenson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance